Robert J. Kelly
Corporate Controller and Chief Accounting Officer
Direct Dial: (972) 577-6890
Facsimile: (972) 577-6100
Email: bob.kelly@ps.net
June 4, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins Accounting Branch Chief Division of Corporation Finance

Re:	Perot Systems Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 25, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 5, 2009 File No. 001-14773
Dear Ms. Collins:
This letter is in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated May 20, 2009, relating to Perot Systems Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009.
Form 10-K for Fiscal Year Ended December 31, 2008
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Contract costs, page F-10
1.	We note in your response to prior comment 2 that while your long-term IT outsourcing arrangements may extend past the initial contract term, there is substantial uncertainty

Ms. Kathleen Collins

related to such extensions. Tell us whether you have a history of extending these arrangements past the initial contract term and tell us what your historical extension rates are.

After our discussion with Mr. Patrick Gilmore on May 28, 2009, we have reviewed our accounting policies relating to deferred contract costs, and we continue to believe that our historical extension rates do not have a direct impact on our accounting policy with respect to the amortization of deferred contract costs. Our policy is to amortize our deferred contract costs over the lesser of the life of the asset or the term of the related contract (in the case of commercial clients) or award period (in the case of our federal government clients). We capitalize these costs because they meet the definition of an asset in that they create a probable future economic benefit that is within our control through our performance under the related revenue generating contract. Accordingly, our policy of limiting the amortization period to the initial contract period, without consideration of potential future renewals, is consistent with the specific nature of the asset. Our policy is also consistent with the realizability test we apply to our deferred contract costs, in which we measure the realizability of each deferred contract cost asset in relation to the cash flows from the respective customer contracts, without consideration of potential renewals. We also believe our policy is consistent with the guidance of FAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” which is sometimes referred to by analogy in the area of deferred costs. In FAS 91, direct and incremental loan origination costs are recognized over the life of the related loan.

Further, we believe our policy is supported by the guidance given in an SEC speech by Donna Coallier, Professional Accounting Fellow, on December 11, 1996, addressing amortization of deferred costs. In an example cited by Ms. Coallier, a registrant was proposing to amortize costs over a period in excess of the initial contract period by taking into account potential renewals. The staff did not believe that treatment was appropriate and stated, “the staff concluded that deferral beyond the term of the programming contract was not appropriate because the specific revenue stream associated with the costs had ended.”

2.	We also note that certain long-term outsourcing relationships with the federal government require significant transition activities that have an initial contract term of one-year with several optional extension years and that you believe that these customers continue to benefit from the set-up costs after the initial term through the anticipated contract extension years. Clarify whether you amortize these costs through the anticipated contract extension years. Additionally, clarify whether you charge your customers a fee related to these set-up costs and if so, tell us your revenue recognition policy for such fees.

We amortize deferred contract costs on long-term outsourcing arrangements with the federal government over the contract award period that is defined in the original

Ms. Kathleen Collins

arrangement with our federal government clients. We believe that because government agencies cannot technically bind themselves beyond the annual budget cycle in a non-cancelable manner due to legal fiscal funding requirements, the full term of an award, including any extensions specifically included in the award, represent the true term of the arrangement intended by both parties. The notion of looking through the fiscal funding requirements of governmental units for accounting purposes is supported by FTB 79-10, “Fiscal Funding Clauses in Lease Agreements,” and SOP 97-2, “Software Revenue Recognition,” paragraphs 32-33, and is limited to arrangements with governmental units. In some cases, we do charge our clients a fee related to the services that result in deferred contract costs. We generally conclude that such fees for transition services are not a separate unit of accounting under EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” As a result, we generally defer the fees and amortize them to revenue on a straight-line basis, beginning in the period operational services are provided and continuing through the related contract award period, consistent with the amortization of deferred contract costs.
Item 9A. Controls and Procedures
Evaluation of disclosure controls and procedures, page 38
3.	We note your proposed disclosure in response to prior comment 3, as well as your disclosure on page 19 in the Form 10-Q for the fiscal quarter ended March 31, 2009, continues to describe disclosure controls and procedures in terms that differ from the definition set out in Rule 13a-15(e) under the Exchange Act. Specifically, you state that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective “in alerting them in a timely manner to material information required to be disclosed in [y]our periodic reports filed with the Commission.” Please confirm your understanding that in future filings, if you elect to reiterate a definition of disclosure controls and procedures in connection with your effectiveness conclusion, you must include the entire definition as the term is defined in Rule 13a-15(e).

We will modify our disclosure regarding the effectiveness conclusion with respect to our disclosure controls and procedures in our future filings to provide as follows:
     Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in SEC Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective.
In addition, in our future filings on Form 10-K, we will include a cross-reference to “Management’s Report on Internal Control Over Financial Reporting.” However, if we

Ms. Kathleen Collins

elect to include a definition of disclosure controls and procedures in connection with our effectiveness conclusion in future filings, we will include the entire definition as the term is defined in Rule 13a-15(e).

     We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 972-577-6890 with any questions or comments regarding this letter. Thank you for your assistance.
Very truly yours,
Robert J. Kelly
Corporate Controller and Chief Accounting Officer

cc:	Patrick Gilmore
Jan Woo
Maryse Mills-Apenteng
(Division of Corporation Finance)